UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   8  )

LEE ENTERPRISES, INCORPORATED
(Name of Issuer)

Common Stock, $0.01 par value*
(Title of Class of Securities)

52 3768 208
(CUSIP Number)

Edmund H. Carroll
Lane & Waterman LLP
220 N. Main Street, Ste. 600
Davenport, IA  52801
(563)324-3246
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 15, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768208
EXPLANATORY NOTE

*Effective January 30, 2012, Lee Enterprises, Incorporated (the “Company”) adopted an Amended and Restated Certificate of Incorporation, which, among other matters, reduced the par value of the Company’s Common Stock from $2.00 per share to $0.01 per share (the “Common Stock”).

Lloyd G. Schermer, as trustee of a trust for his benefit, Betty A. Schermer, as trustee of a trust for her benefit, Gregory P. Schermer, Grant E. Schermer, Schermer Management Corporation (“SMC”), the sole General Partner of Schermer Investment Partnership, L.P. (“SIP”) (each of which individual or entity is sometimes referred to as a “Reporting Person” and collectively as the “Reporting Persons”), are jointly filing this Amendment No. 8 in accordance with Rule 13d-1(k)(1).  On November 15, 2012, SMC and SIP effected the following liquidating distributions of all of SIP’s 1,163,966 shares of Common Stock:  (a) Gregory P. Schermer received 488,867 shares of Common Stock and separate trusts for the benefit of Gregory P. Schermer’s four children, for which he serves as trustee, each received 23,279 shares of Common Stock; and (b) Grant E. Schermer received 581,983 shares of Common Stock (collectively, the “Liquidating Distributions”).  As a result of the Liquidating Distributions, neither SIP nor SMC has any direct or indirect beneficial ownership of Common Stock.  On January 29, 2013, articles of dissolution will be filed for SMC with the Colorado Secretary of State and a certificate of cancellation will be filed for SIP with the Delaware Secretary of State.  Therefore, this Amendment No. 8 is intended to be the final amendment filed by the Reporting Persons for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”).  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Common Stock held by any other Reporting Person for purposes of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.  The Reporting Persons will not be members of a “group” under Section 13(d) of the Act with respect to the shares of Common Stock held by any Reporting Person.

As explained in Item 5 below, no Reporting Person is the beneficial owner of more than 5% of the Company’s Common Stock.

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).
Lloyd G. Schermer

2.	Check the appropriate box if a member of a group (see instructions)
(a)

(b) [X] See Exhibit 1, Agreement for Single Joint Filing

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 20,000 (See Item 5)

8. Shared Voting Power 520,008 (See Item 5)

9. Sole Dispositive Power 20,000 (See Item 5)

10. Shared Dispositive Power 520,008 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,008 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 1.0%. As of November 30, 2012 the Company had 52,296,241 shares of Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Betty A. Schermer

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X] See Exhibit 1, Agreement for Single Joint Filing

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 69,308 (See Item 5)

8. Shared Voting Power 340,700 (See Item 5)

9. Sole Dispositive Power 69,308 (See Item 5)

10. Shared Dispositive Power 340,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 410,008 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 0.8%. As of November 30, 2012 the Company had 52,296,241 shares of Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Gregory P. Schermer

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X] See Exhibit 1, Agreement for Single Joint Filing

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 1,142,835*

8. Shared Voting Power 0 (See Item 5)

9. Sole Dispositive Power 1,142,835 (See Item 5)

10. Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,142,835 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 2.2%. As of November 30, 2012 the Company had 52,296,241 shares of Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

*Excludes 6,000 shares of Common Stock owned by Mr. Schermer’s ex-wife and previously noted herein.  She has sole voting and investment power regarding such shares.  Previously, Mr. Schermer disclaimed all beneficial interest in such shares.

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Grant E. Schermer

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X] See Exhibit 1, Agreement for Single Joint Filing

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 1,100,432

8. Shared Voting Power 0 (See Item 5)

9. Sole Dispositive Power 1,100,432 (See Item 5)

10. Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,432 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 2.1%. As of November 30, 2012 the Company had 52,296,241 shares of Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Schermer Management Corporation

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X] See Exhibit 1, Agreement for Single Joint Filing

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Colorado

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 0

8. Shared Voting Power 0 (See Item 5)

9. Sole Dispositive Power 0

10. Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Schermer Investment Partnership, L.P.

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X] See Exhibit 1, Agreement for Single Joint Filing

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 0

8. Shared Voting Power 0 (See Item 5)

9. Sole Dispositive Power 0

10. Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

Item 1.  Security and Issuer

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed jointly by the Reporting Persons in accordance with Rule 13d-1(k)(1).  This Amendment No. 8 hereby amends and restates the Schedule 13D, as previously amended.

All references herein to shares beneficially owned by each Reporting Person mean the Company’s Common Stock.

The address of the principal executive offices of the Company is 201 North Harrison Street, Suite 600, Davenport, IA 52801.

Item 2.  Identity and Background

This Amendment No. 8 to Schedule 13D is being filed on behalf of each of the following persons:

(a)	Lloyd G. Schermer
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)
Retired. Long-time Director, Chairman and Chief Executive Officer of the Company.  Mr. Schermer’s spouse is Betty A. Schermer and Lloyd G. and Betty A. Schermers’ sons are Gregory P. Schermer and Grant E. Schermer.

(d) – (e)
During the last five years, Lloyd G. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

(a)	Betty A. Schermer
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)	None
(d) – (e)
During the last five years, Betty A. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a  result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

(a)	Gregory P. Schermer
(b)	c/o of Lee Enterprises, Incorporated, 201 North Harrison Street, Suite 600, Davenport, IA 52801
(c)	Principally employed as a Director and Vice President-Strategy of the Company
(d) – (e)
During the last five years, Gregory P. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

(a)	Grant E. Schermer
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)	Real Estate Developer
(d) – (e)
During the last five years, Grant E. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

(a)	Schermer Investment Partnership, L.P., a Delaware limited partnership
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)
SIP was established for family investment planning.  It previously owned 1,163,966 shares of Common Stock, which, on November 15, 2012, were subject to the Liquidating Distributions.  SMC is charged with management of the business of SIP, including voting and investment authority with regard to the Common Stock previously held by SIP. SMC has four equal stockholders: Gregory P. Schermer and Grant E. Schermer and trusts for the benefit of Lloyd G. Schermer and Betty A. Schermer. The Board of Directors of SMC consists of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer (collectively, the “SMC Directors”). No SMC Director was able to act individually with regard to voting or investment of the shares of Common Stock previously held by SIP. Such actions required the majority vote of three SMC directors.  On January 29, 2013, a certificate of cancellation will be filed for SIP with the Delaware Secretary of State.

SIP’s limited partners are as follows:
(i) Gregory P. Schermer, who holds 41.50 of the limited partnership units of SIP;
(ii) separate trusts for the benefit of each of Gregory P. Schermer’s four children, each of which holds 2 limited partnership units of SIP (and for which Gregory P. Schermer is the trustee);
(iii) Grant E. Schermer, who holds 49.50 limited partnership units of SIP; and
(iv) SMC, which holds an approximately 1% general partnership unit of SIP.
(d) – (e)
During the last five years, Schermer Investment Partnership, L.P., has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)	Schermer Management Corporation, a Colorado corporation
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)
Sole general partner of SIP.  Gregory P. Schermer, Grant E. Schermer and trusts for the benefit of Lloyd G. Schermer and Betty A. Schermer each hold approximately 25% of SMC’s outstanding stock.  See explanation of SIP above.  On January 29, 2013, articles of dissolution will be filed for SMC with the Colorado Secretary of State.

(d) – (e)
During the last five years, SMC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

(a)	Lloyd G. Schermer.

Since the filing of Schedule 13D, Amendment No. 7 on September 14, 2011, Lloyd G. Schermer has not acquired or disposed of any shares of Common Stock beneficially owned by him.

(b)	Betty A. Schermer.

Since the filing of Schedule 13D, Amendment No. 7 on September 14, 2011, Betty A. Schermer has not acquired or disposed of any shares of Common Stock beneficially owned by her.

(c)	Gregory P. Schermer.

Since the filing of Schedule 13D, Amendment No. 7 on September 14, 2011, Gregory P. Schermer has not acquired or disposed of any shares of Common Stock beneficially owned by him, except for his November 15, 2012 acquisition of 488,867 shares of Common Stock and 23,279 share of Common Stock acquired by separate trusts for the benefit of each of his four children pursuant to the Liquidating Distributions.

(d)	Grant E. Schermer.

Since the filing of Schedule 13D, Amendment No. 7 on September 14, 2011, Grant E. Schermer has not acquired or disposed of any shares of Common Stock beneficially owned by him, except for his acquisition of 581,983 shares of Common Stock pursuant to the Liquidating Distributions.

(e)
Schermer Investment Partnership, L.P.

Since the filing of Schedule 13D, Amendment No. 7 on September 14, 2011, SIP has not acquired or disposed of any shares of Common Stock beneficially owned by it, except for the dispositions pursuant to the Liquidating Distributions.

(f)
Schermer Management Corporation.

Since the filing of Schedule 13D, Amendment No. 7 on September 14, 2011, SMC has not acquired or disposed of any shares of Common Stock beneficially owned by it, except for the dispositions pursuant to the Liquidating Distributions.

Item 4.  Purpose of Transaction

The Liquidating Distributions were effected for family investment planning.  Any transaction described in Item 3 was made in connection with estate planning of Lloyd G. and Betty A. Schermer.

Lloyd G. Schermer and Betty A. Schermer may make further gifts of Common Stock to each of Gregory P. Schermer, his children and Grant E. Schermer.  The Reporting Persons currently have no intention, plan or proposal, though each Reporting Party reserves the right to subsequently devise or implement any such plan or proposal, with respect to:

(a)
the acquisition of additional securities of the Company, or the disposition of securities of the Company, except for the possibility of the gifts by Lloyd G. Schermer and Betty A. Schermer described above, issuance of the Company’s common stock to Gregory P. Schermer under the Company’s 1990 Long-Term Incentive Plan or Employee Stock Purchase Plan and acquisitions or dispositions as a result of estate planning by or rights of inheritance of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of material amount of the assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Restated Certificate of Incorporation, as amended, or Amended By-laws or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

As of November 30, 2012, the Company had 52,296,241 shares of Common Stock outstanding.

 (a)-(b):

(1)	As of the date of this Amendment No. 8, SIP is the direct beneficial owner of no shares of Common Stock.

(2)	As of the date of this Amendment No. 8, SMC is the direct or indirect beneficial owner of no shares of Common Stock.

(3)
As of the date of this Amendment No. 8, Lloyd G. Schermer, in the various capacities indicated below, is the direct or indirect beneficial owner in the aggregate of 520,008 shares of Common Stock, which represents approximately 1.0% of the issued and outstanding shares of Common Stock.  Included in this total are:

(i)	20,000 shares of Common Stock held in a trust over which he, as trustee, possesses sole voting and investment power;

(ii)	110,000 shares of Common Stock held by a trust for the benefit of Gregory P. Schermer and Grant E. Schermer over which he shares voting and investment powers with a financial institution;

(iii)	320,700 shares of Common Stock held by The Adler-Schermer Foundation as to which Mr. Schermer shares voting and investment powers with Betty A. Schermer; and

(iv)	69,308 shares of Common Stock owned by Lloyd G. Schermer’s wife. Accordingly, Lloyd G. Schermer could be deemed to share beneficial ownership of these shares.

Lloyd G. Schermer disclaims beneficial ownership of all the shares of Common Stock listed in (ii) through (iv) above and all shares of Common Stock beneficially owned by Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer.

Lloyd G. Schermer and Betty A. Schermer are the sole directors of The Adler-Schermer Foundation as to which they share voting and investment powers. In the past, shares of Common Stock have been sold by the Foundation to make distributions required by federal tax laws. If the Foundation’s cash or readily marketable property other than the shares of Common Stock is insufficient to meet distributions required by federal tax laws for a particular fiscal year, shares of Common Stock may be sold in the future to meet such distribution requirements.

(4)
As of the date of this Amendment No. 8, Betty A. Schermer, in the various capacities indicated below, is the direct or indirect beneficial owner in the aggregate of 410,008 shares of Common Stock, representing approximately 0.8% of the issued and outstanding shares of Common Stock.  Included in this total are:

(i)	69,308 shares of Common Stock held in a trust over which she, as trustee, possesses sole voting and investment power;

(ii)	320,700 shares of Common Stock held by The Adler-Schermer Foundation as to which Mrs. Schermer shares voting and investment powers with Lloyd G. Schermer; and

(iii)	20,000 shares of Common Stock owned by Betty A. Schermer’s husband. Accordingly, Betty A. Schermer could be deemed to share beneficial ownership of these shares.

Betty A. Schermer disclaims beneficial ownership of all the shares of Common Stock listed in (ii) and (iii) above and all shares of Common Stock beneficially owned by Lloyd G. Schermer, Gregory P. Schermer and Grant E. Schermer.

(5)
As of the date of this Amendment No. 8, Gregory P. Schermer, in the various capacities indicated below, is the direct or indirect beneficial owner in the aggregate of 1,142,835 shares of Common Stock, representing approximately 2.2% of the issued and outstanding shares of Common Stock. Included in this total are:

(i)
1,142,835 shares of Common Stock for which Gregory P. Schermer possesses sole voting and investment power, of which 107,280 are held in separate trusts for the benefit of Mr. Schermer’s four children (which amount includes the 23,279 shares of Common Stock each trust received as part of the Liquidating Distributions).

Gregory P. Schermer disclaims beneficial ownership of all shares of Common Stock listed in (i) above for the benefit of Mr. Schermer’s four children and all shares of Common Stock beneficially owned by Lloyd G. Schermer, Betty A. Schermer and Grant E. Schermer.

(6)
As of the date of this Amendment No. 8, Grant E. Schermer is the direct beneficial owner of 1,100,432 shares of Common Stock, representing approximately 2.1% of the issued and outstanding shares of Common Stock.

Each of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer will act independently with respect to the shares of Common Stock over which he or she has sole investment and dispositive power.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Common Stock held by any other Reporting Person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(c)	Except for the transaction described in Item 3, the Reporting Persons have not effected any transactions in the Company’s Common Stock since the filing of Amendment No. 7 to Schedule 13D.

(d)	None.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1:  Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 28, 2013

SCHERMER INVESTMENT PARTNERSHIP, L.P.

By:	Schermer Management Corporation, as its
General Partner

By:
Lloyd G. Schermer, Its President

SCHERMER MANAGEMENT CORPORATION

By:
Lloyd G. Schermer, Its President

BETTY A. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989

By:
Betty A. Schermer, Trustee

Betty A. Schermer

LLOYD G. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989

By:
Lloyd G. Schermer, Trustee

Lloyd G. Schermer

Grant E. Schermer

Gregory P. Schermer

Exhibit 1

AGREEMENT FOR SINGLE JOINT FILING

AGREEMENT FOR SINGLE JOINT FILING (“Agreement”), dated as of January 24, 2013, by and among Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer, Grant E. Schemer, Schermer Investment Partnership, L.P. and Schermer Management Corporation.

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under Section 13(d) of the Exchange Act by making a single joint filing.

NOW, THEREFORE, the undersigned, hereby agree as follows:

1. The Schedule 13D (Amendment No. 8) with respect to the Common Stock, $0.01 par value per share, of Lee Enterprises, Incorporated, to which this agreement is attached as Exhibit 1, is filed on behalf of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer, Grant E. Schemer, Schermer Investment Partnership, L.P. and Schermer Management Corporation.

2. Each of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer, Grant E. Schemer, Schermer Investment Partnership, L.P. and Schermer Management Corporation is responsible for the completeness and accuracy of the information concerning such person contained therein; provided, that no person is responsible for the completeness or accuracy of the information concerning any other person making such filing.

[SIGNATURE PAGE FOLLOWS.]

1

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

SCHERMER INVESTMENT PARTNERSHIP, L.P.

By:	Schermer Management Corporation, as its
General Partner

By:
Lloyd G. Schermer, Its President

SCHERMER MANAGEMENT CORPORATION

By:
Lloyd G. Schermer, Its President

BETTY A. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989

By:
Betty A. Schermer, Trustee

Betty A. Schermer

LLOYD G. SCHERMER DECLARATION OF TRUST Dated November 17, 1989

By:
Lloyd G. Schermer, Trustee

Lloyd G. Schermer

Grant E. Schermer

Gregory P. Schermer

2